January 27, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Suzanne Hayes, Assistant Director

Re:                             Eagle Pharmaceuticals, Inc.

Registration Statement on Form S-1

CIK No. 0000827871

Dear Ms. Hayes:

On behalf of Eagle Pharmaceuticals, Inc. (the “Company”) and in connection with the Company’s Registration Statement on Form S-1 (File No. 333-192984), originally confidentially submitted with the Securities and Exchange Commission (the “Commission”) on October 21, 2013 and originally filed by the Company with the Commission on December 20, 2013 (the “Registration Statement”), we submit this letter to the staff (the “Staff”) in response to the Staff’s comments by letter dated January 27, 2014 (the “Comment Letter”).

The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience.  Except where otherwise indicated, page references in the text of the responses below correspond to the page numbers of our Registration Statement on Form S-1 publicly filed on January 22, 2014 (“Amendment No. 2).

Staff Comments and Company Responses

Results of Operations

Comparison of Three Months Ended December 31, 2013 and 2012

Cost of Revenues, page 63

1.              Please disclose the reasons for the significant increase in cost of revenue as a percentage of total revenue for the three months ended December 31, 2013 as compared to the year ended September 30, 2013.  In this regard, discuss separately cost of revenue related to product sales versus royalty income, and quantify the amount attributed to each significant reason.  As applicable, disclose the expected effect of any known events, commitments, trends or uncertainties on future results of operations.

Response: In response to the Staff’s comments, the Company will reflect in a pre-effective amendment to the Registration Statement disclosure on page 63 at the end of the “Cost of Revenue” section, that would be generally consistent with the following:

500 BOYLSTON STREET, BOSTON, MA 02116-3736  T: (617) 937-2300  F: (617) 937-2400  WWW.COOLEY.COM

“The significant increase in cost of revenue during the quarter ended December 31, 2013 is directly attributable to the royalty expense related to our profit sharing arrangement with SciDose.  Under the terms of the agreement between us and Scidose, we retain all profits related to royalty income from The Medicines Company and Sandoz until we have recouped all expenses related to the development of Argatroban.  During the quarter ended September 30, 2013, we recouped all expenses related to the development of Argatroban.  Therefore, for the quarter ended December 31, 2013, the net royalty income we received (after sharing equally the profits from Sandoz with The Medicines Company and vice versa), was split equally with SciDose, representing  the first full quarter reflecting the effects of this financial arrangement.

The increase in cost of revenue related to product sales was not a result of an increase in per unit costs of manufacturing, as those costs remained relatively constant, but rather was a result of the amount of product we manufactured during the quarter to meet increasing demand from The Medicines Company and Sandoz, as each partner increased its market share for the product during the quarter.  As there may be additional product candidates approved by the FDA in the near future, we expect our marketing partners to closely monitor demand in the market and adjust their purchase orders accordingly.”

Liquidity and Capital Resources

Operating Activities, page 67

2.              Regarding your accounts receivables at December 31, 2013 that exceeds your total revenue for the three months then ended, please disclose the amount of receivables due to product sales versus royalty income as well as the payment terms for each. As applicable, disclose the effects on liquidity of the timing of collection.

Response: In response to the Staff’s comments the Company will reflect in a pre-effective amendment to the Registration Statement on page 67 the amount of accounts receivables, payment terms and effect on liquidity.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure:

“The total amount of accounts receivables at December 31, 2013 was approximately $6.5 million, which included approximately $1.5 million of product sales and approximately $5.0 million of royalty income, all with payment terms of 45 days.  We believe that our accounts receivable as of December 31, 2013 are reasonably collectible, and given the payment terms, will be collected in the ordinary course  in the second fiscal quarter, and thus would not have a material effect on our liquidity.”

Critical Accounting Policies and Estimates

Valuation of Common Stock, page 71

3.              Please revise your disclosure on page 74 to quantify the intrinsic value of outstanding stock options, separately, for vested and unvested options.

Response:  In response to the Staff’s comment, the Company will reflect in a pre-effective amendment to the Registration Statement on page 74 the intrinsic value of outstanding stock options, separately, for vested and unvested options.  The Company expects that such disclosure would be generally consistent with the following currently contemplated disclosure (which reflects a one-for-6.41 reverse stock split):

“At December 31, 2013, options to purchase 841,104 shares of our common stock were outstanding.  The aggregate intrinsic value of these options was $7.9 million, of which $4.6 million related to vested options and $3.3 million related to unvested options, assuming an initial public offering price of $15.00 per share (the mid-point of the price range set forth on the cover page of this prospectus).”

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Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this response letter to me at (617) 937-2316.  Thank you.

Sincerely,

/s/ Marc A. Recht
Marc A. Recht

cc:           Scott Tarriff, Eagle Pharmaceuticals, Inc.

David Riggs, Eagle Pharmaceuticals, Inc.

Miguel Vega, Cooley LLP